[Letterhead of Joshua N. Korff]

August 9, 2005

VIA EDGAR

Mr. Craig Slivka
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	RBC Bearings Incorporated
Registration Statement on Form S-1
File No. 333-124824

Dear Mr. Slivka:

This letter is provided on behalf of RBC Bearings Incorporated, a Delaware corporation (the “Company”), in response to your final comment on the above-captioned Registration Statement on Form S-1 filed by the Company with the Securities and Exchange Commission (the “Commission”) pursuant to the Securities Act of 1933 (the “Securities Act”) on May 11, 2005, as amended by Amendment No. 1 thereto filed with the Commission and dated June 27, 2005, Amendment No. 2 thereto filed with the Commission and dated July 26, 2005, Amendment No. 3 thereto filed with the Commission and dated August 5, 2005, Amendment No. 4 thereto filed with the Commission and dated August 8, 2005 (the “Registration Statement”).

In response to our discussions in connection with Amendment No. 4 to the Registration Statement,  I can confirm that the underwriters of the initial public offering of the Company’s common stock have informed the Company that they will not engage in any “naked” short sales in connection with such offering.  We can further confirm that the term “naked” short sales in this context refers to sales in excess of the overallotment option.

* * * *

We hope that the foregoing has been responsive to the Staff’s comments.

If you have any questions related to this letter, please contact me at (212) 446-4943.

Sincerely,

/s/ Joshua N. Korff

Joshua N. Korff

cc:	Valerie Ford Jacob, Esq.
Stuart H. Gelfond, Esq.